Exhibit 99.5

NEW NON-EXECUTIVE DIRECTORS AT CABLE & WIRELESS

Cable and Wireless plc announces that today (27 May 2003) it has appointed Graham Howe and Kasper Rorsted as non-executive directors.

Graham Howe was most recently Deputy Chief Executive Officer and Chief Operating Officer of Orange SA. Kasper Rorsted is Senior Vice President and General Manager, Europe, Middle East and Africa for Hewlett Packard.

Cable & Wireless also announced that Sir Win Bischoff, non-executive director and Deputy Chairman, will be retiring from the Board after the AGM on 25 July. Sir Win has been a member of the Board since 1991.

Graham Howe was one of the founding directors of Orange, having joined them in 1992. Before that, his experience in the telecommunications sector included senior positions at Hutchison Telecom, First Pacific Company and Touche Ross Management Consultants.

Kasper Rorsted has held his current role since the merger of Hewlett Packard and Compaq in May 2002. He was previously with Compaq as Vice President & General Manager for EMEA, having held various other senior management positions since 1995. He has previous experience with Oracle, Digital and Ericsson.

Richard Lapthorne said: ‘I am delighted that we have attracted Graham and Kasper to join the Board. They bring to Cable & Wireless valuable experience in the telecoms and technology sectors, together with track records as successful general managers. Graham has been at the very centre of Orange’s success, nurturing its development from start-up to a huge and successful mobile telecommunications company that has always put its customers first. As head of Hewlett Packard in Europe, Kasper is managing a complex change process, merging the cultures of Compaq and HP. His focus on operating performance as part of that process is formidable.

‘From the beginning, I have set out to create a Board where the non-executive directors brought skills that were highly relevant to Cable & Wireless. The backgrounds of our non executives now cover experience in finance and restructuring, IT and telecoms and government and public sector affairs.’

(Ends)

Contacts:

Cable & Wireless plc Group Investor Relations 124 Theobalds Road London WC1X 8RX Telephone +44 (0)20 7315 4460 / 6225 / 4379 www.cw.com

Investor Relations:
Louise Breen +44 (0) 207 315 4460
Caroline Stewart +44 (0) 207 315 6225
Virginia Porter (US) +1 646 735 4211

Media:
Susan Cottam +44 (0) 207 315 4410
Peter Eustace +44 (0) 207 315 4495